NOMAD ANNOUNCES PRELIMINARY Q3 2021 DELIVERIES

Montreal, Québec – October 14, 2021	TSX: NSR
(in U.S. dollars unless otherwise noted)	NYSE: NSR

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and NYSE: NSR) is pleased to announce its preliminary deliveries and sales from its royalty and stream interests for the third quarter of 2021.

	Q1 2021	Q2 2021	Q3 2021	YTD 2021
Precious metal deliveries breakdown (ounces)
Gold(1)	5,029	2,154	2,527	9,710
Silver	37,338	28,848	29,929	96,115

Gold equivalent ounces – all metals (ounces)
Gold equivalent ounces – precious metals(1)(2)	5,575	2,577	2,935	11,087
Gold equivalent ounces – copper(3)	—	217	1,837	2,054
Gold equivalent ounces – attributable to Nomad	5,575	2,794	4,772	13,141

The Company realized preliminary revenues(4) from its precious metal interests of $5.1 million and $19.4 million for the three and nine-month periods ended September 30, 2021, respectively, resulting in preliminary precious metals cash operating margin(4)(5) of $4.4 million and $16.4 million, respectively. Additionally, the total gross amount receivable from the Caserones copper royalty for the three-month period ended September 30, 2021 is estimated at $2.0 million (1,112 gold equivalent ounces(3) attributable to Nomad’s 67.5% ownership interest in CMC(6)). The Company received $1.7 million in September 2021 (942 attributable gold equivalent ounces) in connection with CMC’s Q2 2021 activities.
Notes:
Nomad has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including gold equivalent ounces, cash operating margin and cash costs of gold and silver sold. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
(1)Preliminary gold deliveries include gold equivalent ounces of cash settled amounts for the RDM and Moss net smelter return royalties.

(2)The Company's royalty and stream revenues are converted to gold equivalent ounces by dividing revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period.
(3)The Company's gross amount received or receivable from the Caserones copper royalty is converted to gold equivalent ounces by dividing the dividend received or receivable before taxes for a specific period by the average gold price, for the respective period.
(4)The financial information disclosed in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.
(5)Cash operating margin is calculated by subtracting the cash costs of gold and silver sold from revenues. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
(6)On August 31, 2021, the Company completed the acquisition of an additional 37.5% ownership interest in Compania Minera Caserones (“CMC”), a private Chilean company which holds the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones copper mine in Chile representing an effective 0.651% NSR royalty (the “Caserones copper royalty”).
NOTICE OF Q3 2021 RESULTS RELEASE
The Company expects to release its results for the third quarter of 2021 on November 3, 2021, after market close.
QUALIFIED PERSON
Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects who has reviewed and approved the technical content of this news release.

CONTACT INFORMATION
For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD
Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montreal, Québec H3B 0G4                             nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this press release include statements with respect to the amount to be received from the royalty interests. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market or business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.